Free Writing Prospectus

Filed Pursuant To Rule 433

Registration No. 333-221842

June 29, 2018

The GLD ETF’s Mini-Me Debuts

Todd Shriber, ETF Professor, Benzinga Staff Writer

June 26, 2018 4:25pm

Fee wars permeate nearly every corner of the exchange traded funds universe, including commodities funds. It’s particularly true with gold ETFs, where issuers are looking to attract more assets with favorable costs.

The latest example of this trend is the SPDR Gold MiniShares Trust NYSE: GLDM, which debuted Tuesday.

What Happened

GLDM is issued in partnership by the World Gold Council and State Street Global Advisors, the third-largest U.S. ETF issuer. The two organizations introduced investors to gold ETFs via the SPDR Gold Shares GLD, the world’s largest gold ETF.

“GLDM will be initially listed at a per-share trading price of 1/100th of an ounce of gold, as represented by the LBMA Gold Price PM,” according to a statement issued by SSgA and the WGC.

Why It’s Important

A simple way of looking at GLDM is that is in the “mini-me” version of GLD. Importantly, the new gold ETF sports a significantly lower expense ratio. GLDM’s annual fee is 0.18 percent, or $18 on a $10,000 investment — well below the 0.4 percent charged by GLD and below the 0.25 percent charged by the iShares Gold Trust IAU, the second-largest U.S.-listed gold ETF behind GLD.

“GLDM offers the lowest available total expense ratio among all gold exchange-traded products, with a net and gross expense ratio of 0.18 percent,” according to the statement. GLDM is the third gold-backed launched by SSgA and the WGC. GLD and the SPDR Long Dollar Gold Trust GLDW are the others.

What’s Next

With GLDM being a new ETF, it is too early to judge the fund’s asset-gathering proficiency, but it is reasonable to expect the fund will be successful as more advisers and investors gravitate toward ETFs with lower fees.

“For many investors, costs associated with buying and selling the shares in the secondary market and the payment of GLDM’s ongoing expenses will be lower than the costs associated with buying and selling gold bullion and storing and insuring gold bullion in a traditional allocated gold bullion account,” according to SsgA.

SPDR® Gold MiniSharesSM Trust (the “Fund”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offerings to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the Fund has filed with the SEC for more complete information about the Fund and these offerings. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the Fund or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053.